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# More Than Doubles Sales of Boise Office Solutions

2002 Global Office Products Sales ($billion)
$11.6
$11.4
$8.3
$6.1
$4.8
$3.5
Staples
Office Depot
BOS/OMX
Buhrmann
OfficeMax
Boise
Outside North America

BOISE

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# Strong Presence across Channels and Product Segments

## BOS/OMX Pro Forma 2002 Sales

Boise
OfficeMax
Pro Forma
Channels
Direct 8%
Retail 3%
Contract 89%
Direct 4%
Retail 96%
Retail 57%
Contract 38%
Direct 5%
Products
Furniture 9%
Technology 29%
Office Supplies 62%
Other 6%
Furniture 11%
Office Supplies 34%
Technology 49%
Other 4%
Furniture 10%
Technology 40%
Office Supplies 46%

BOISE

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# Excellent Fit between Complementary Businesses

| | Boise Office Solutions | OfficeMax |
|---|---|---|
| Customer Focus | Business to Business | Business to Consumer |
| SKUs | 10,000 | 12,000 |
| U.S. Distribution | 41 facilities | 20 facilities |
| Associates | 13,000 | 31,000 |
| Key Brands: | Boise Office Solutions<br>Reliable<br>Grand & Toy | OfficeMax<br>CopyMax<br>FurnitureMax |

BOISE

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# Top Priority: Realize Synergies

| | ($mm) |
|---|---|
| **Purchasing leverage**<br>*Detailed buildup translates to approximately 1% reduction in COGS across overlapping products* | $ 60 |
| **Logistics and administration**<br>*Elimination of duplicate distribution infrastructures* | 40 |
| **Marketing**<br>*Leverage brand; customer lists; telemarketing organization* | 30 |
| **Paper sales**<br>*Productivity enhancements* | 30 |
| | 160 |

BOISE

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# Transaction Dramatically Shifts Boise's Business Mix

Pro Forma 2002 Sales
Before eliminations
Building Products Manufacturing 6%
Paper 15%
BOS/OMX 66%
Building Materials Distribution 13%
Total: $12.7 billion

BOISE

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Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934

Filer: Boise Cascade Corporation

Subject Company: OfficeMax, Inc.

Exchange Act File Number of Subject Company: 1-13380

Boise:
A Company in Transformation

[LOGO]

Summary of Announcement

•           Acquisition of OfficeMax

•              Evaluation of strategic alternatives for Paper and Building Products

Transaction Summary

Consideration:	$9.00 per OMX share

Implied premium:	25% over closing price on 7-11-03

Consideration:	55-70% Boise stock (at Boise’s election), remainder in cash

Collar structure:	Fixed consideration within +/- 10% of Boise base price of $23.43

Estimated completion date:	Fourth quarter 2003

Strategic Rationale
Acquisition of OfficeMax

•           More than doubles sales of Boise Office Solutions

•           2002 Pro Forma Sales of $8.3bn

•           Excellent fit between complementary businesses

•              Ability to serve all customer segments through all distribution channels

•           Synergy benefits of at least $160mm annually when fully implemented

•           Excluding integration costs, the transaction:

•              Adds an estimated $0.15-$0.30 per share to Boise earnings in 2004

•              Double-digit accretive to EPS in 2004 based on analyst estimates

•              Prudent financing structure and strong projected cash flows

•              Catalyst for unlocking shareholder value

OfficeMax Perspective

•              Compelling combination

•              Significant customer opportunity

•              Confident in synergies/margin enhancement potential

•              Significant opportunity for OfficeMax management and associates

More Than Doubles Sales of Boise Office Solutions

2002 Global Office Products Sales ($billion)

[CHART]

Strong Presence across Channels and Product Segments

BOS/OMX Pro Forma 2002 Sales

	Boise	OfficeMax	Pro Forma

Channels	[CHART]	[CHART]	[CHART]

Products	[CHART]	[CHART]	[CHART]

Excellent Fit between Complementary Businesses

	Boise Office Solutions	OfficeMax

• Customer Focus	Business to Business	Business to Consumer

• SKUs	10,000	12,000

• U.S. Distribution	41 facilities	20 facilities

• Associates	13,000	31,000

• Key Brands:	Boise Office Solutions Reliable Grand & Toy	OfficeMax CopyMax FurnitureMax

Significant Synergies Achievable

Operating synergies:	•	$160mm annual pretax operating synergies

• $130mm cost synergies

• $30mm revenue synergies

• Potential upside

Expected timing:	•	$100mm in 2004

	•	$150mm in 2005

	•	$160mm in 2006

Non-operating synergies:	•	Efficiency in combined capital spending

	•	Reduced working capital needs

Top Priority:  Realize Synergies

($mm)

Purchasing leverage	$60
Detailed buildup translates to approximately 1% reduction in COGS across overlapping products

Logistics and administration	40
Elimination of duplicate distribution infrastructures

Marketing	30
Leverage brand; customer lists; telemarketing organization

Paper sales	30
Productivity enhancements

160

Combination Creates Outstanding Growth Platform

Improving Macroeconomic Environment

Boise	•	U.S. leader in contract office supplies

	•	Distribution expertise across multiple segments

	•	Premier customer service in the industry

	•	Track record of integration success

	•	Strong management team

OfficeMax	•	Highest same-store growth in superstore sector

	•	Highly recognized brand

	•	Leading retail expertise

	•	New store format proving highly successful

	•	Rapidly improving margins

	•	Strong management team

Key OfficeMax Initiatives

•              Remodeling program

•           New store prototypes

•              Distribution network upgrades

•              Significant cost savings through procurement initiatives

[GRAPHIC]

Improving Results

Positive Earnings Impact

Before integration costs

•              Adds $0.15 - $0.30 to EPS in 2004

•              Double-digit EPS accretion in 2004, based on analyst estimates

After integration costs

•              Approximately neutral to EPS in 2004

•              Accretive in 2005

Prudent Financing Structure

•              Capitalization Table

		Current Boise		70%-30% Pro Forma

•	Debt	$1,630	mm	$2,116	mm

•	Equity, including minority interest*	$1,545	mm	$2,330	mm

•	Debt / Total Capitalization	51.3%		47.6%

•              Pro-forma business mix enhances stability

•              Strong cash flow and potential asset sales are expected to facilitate rapid deleveraging

•              Track record of commitment to strong balance sheet

*Includes $172.5mm of adjustable conversion-rate equity securities

Transaction Dramatically Shifts Boise’s Business Mix

Pro Forma 2002 Sales
Before eliminations

[CHART]

Evaluation of Strategic Alternatives for Paper and Building Products

•              Catalyst to unlock substantial shareholder value

•              Attractive North American asset base

•              4th largest producer of uncoated free sheet

•              4th largest producer of plywood

•              2nd largest producer of engineered wood products

•              3rd largest full-line wholesale distributor of building materials

•              2.4mm acres of timberland

•              Goldman, Sachs & Co. engaged to assist in developing and implementing alternatives

•              Appropriate actions within 12- to 18-month period following close of transaction

Summary
Acquisition of OfficeMax

•              Creates world-class office products distributor

•              Addresses all customer segments through all distribution channels

•              Exceptional synergy benefits

•              Financially attractive

•              Prudently financed

•              Catalyst for unlocking shareholder value

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These statements include those that refer to our expectations about this transaction, including those statements that refer to the expected benefits of the transaction to our shareholders, the anticipated synergy benefits, and the expected impact of this transaction on our financial results.  These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements.  The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the possibility that we will incur costs or difficulties related to the integration of our businesses greater than those we expected; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the transaction; the challenges of achieving anticipated synergies; the possibility that the acquisition may not close or that Boise and OfficeMax may be required to modify some aspect of the acquisition transaction to obtain regulatory approvals; the timing and success of our evaluation of strategic alternatives for our paper and building products businesses; and other risks that are described from time to time in our Securities and Exchange Commission reports.

Additional Information
About This Transaction

Boise and OfficeMax will file a joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission.  Boise and OfficeMax will mail the joint proxy statement/prospectus to their respective security holders.  These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise’s Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction.   Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus.  You can find information about Boise’s executive officers and directors in Boise’s proxy statement (DEF14A) filed with the SEC on March 10, 2003.  You can find information about OfficeMax’s officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003.  You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

Boise:
A Company in Transformation